Filed pursuant to General Instruction II.L of Form F-10

File No. 333-291660

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated November 14, 2025 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus for the purposes of distribution of the securities to which this prospectus supplement pertains constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement, and the base shelf prospectus dated November 14, 2025 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of SOL Strategies Inc. at Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2 (telephone: (416-480-2488)) and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

To the short form base shelf prospectus dated November 14, 2025

New Issue	January 2, 2026

SOL STRATEGIES INC.

Up to US$50,000,000

Common Shares

This prospectus supplement (this “Prospectus Supplement”) of SOL Strategies Inc. (“SOL Strategies” or the “Company”), together with the accompanying base shelf prospectus dated November 14, 2025 (the “Base Shelf Prospectus”), qualifies the distribution (the “Offering”) of Common Shares (as defined below) (the “Offered Shares”) having an aggregate sale price of up to US$50,000,000. See “Plan of Distribution”.

The common shares in the capital of the Company (the “Common Shares”) are listed and posted for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “HODL” and listed for trading in the United States on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “STKE”. On December 30, 2025, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the CSE and NASDAQ was C$2.14 and US$1.56, respectively. The Company has given notice to the CSE to list the Offered Shares offered by this Prospectus Supplement on the CSE, and listing will be subject to the Company fulfilling all the listing requirements of the CSE. The Company has notified NASDAQ of the Offering.

The Company has entered into a Controlled Equity OfferingSM sales agreement dated January 2, 2026 (the “Distribution Agreement”) with Cantor Fitzgerald & Co. (“Cantor U.S.”), Cantor Fitzgerald Canada Corporation (the “Canadian Agent”), and Roth Capital Partners, LLC (“Roth” and together with Cantor U.S., the “U.S. Agents” and individually, a “U.S. Agent”) (collectively, the “Agents” and individually, an “Agent”), pursuant to which the Company may distribute up to US$50,000,000 of Offered Shares in the Offering from time to time through or to the applicable Agent, as agent and/or principal, in accordance with the terms of the Distribution Agreement. See “Plan of Distribution”. The Offering is being made concurrently in all provinces and territories in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s registration statement on Form F-10, as amended (File No. 333-291660) (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “SEC”) of which this Prospectus Supplement and the Base Shelf Prospectus form a part.

Sales of the Offered Shares, if any, under this Prospectus Supplement are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”) or “at-the-market offerings” as defined in Rule 415 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), including sales made by the Canadian Agent directly on the CSE or by any U.S. Agent directly on NASDAQ, or any other recognized trading market for the Offered Shares. The Offered Shares will be distributed at the market prices prevailing at the time of the sale of such Offered Shares. As a result, prices may vary as between purchasers and during the period of distribution. The Agents are not required to sell any specific number or dollar amount of Offered Shares but will use their commercially reasonable efforts to sell, on the Company’s behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agents not to sell Offered Shares if the sales cannot be achieved at or above the price designated by the Company in a particular Placement Notice (as defined below). There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See “Plan of Distribution”. The Canadian Agent is not registered as a broker-dealer in the United States and, accordingly, will only sell Offered Shares in the provinces and territories of Canada. The U.S. Agents are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Offered Shares in the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

Pursuant to the terms of the Distribution Agreement, the Company will pay the Agents a cash commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement of 3.0% of the gross proceeds from the sale of each Offered Share sold (the “Agents’ Fee”). In addition, the Company has agreed to reimburse the Agents for certain expenses of the Agents incurred in connection with the Offering. The Company estimates that the total expenses it will incur related to the commencement of the Offering, excluding the Agents’ Fee, will be approximately US$400,000 (exclusive of disbursements and taxes). See “Plan of Distribution”. The proceeds the Company receives from sales will depend on the number of Offered Shares sold, the offering price of such Offered Shares and the Agents’ Fee paid to the Agents.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No Agent involved in the Offering, and no person or company acting jointly or in concert with an Agent, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number or principal amount of securities that would result in the Agents creating an over-allocation position in the securities. See “Plan of Distribution”.

The Company is permitted under the multijurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in this Prospectus Supplement have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) and thus may not be comparable to financial statements of U.S. companies prepared under U.S. generally accepted accounting principles (“U.S. GAAP”).

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is existing under the laws of Ontario, Canada, that most of its officers and directors are not residents of the United States, that some or all experts named herein are not residents of the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States. See “Enforcement of Civil Liabilities”.

Prospective investors should be aware that the acquisition of Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully in this Prospectus Supplement or the Base Shelf Prospectus. Prospective investors should read the tax discussion contained in this Prospectus Supplement with respect to the Offered Shares.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Company is an “emerging growth company” as defined under U.S. federal securities laws and, as such, has elected to comply with certain reduced public company reporting requirements for this Prospectus Supplement and its other filings with the SEC.

The head office and principal address and the registered and records office of the Company is located at Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2.

The following directors and officers of the Company reside outside of Canada. Each has appointed the agent for service of process in Canada appearing opposite their name in the table below. Prospective investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or who resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.

Name of Person	Name and Address of Agent
Jon Matonis	SOL Strategies Inc. Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2, Canada
Michael Hubbard	SOL Strategies Inc. Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2, Canada
Max Kaplan	SOL Strategies Inc. Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2, Canada
Luis Berruga	SOL Strategies Inc. Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2, Canada
José Manuel Calderón	SOL Strategies Inc. Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2, Canada

Except as otherwise stated in this Prospectus Supplement, all dollar amounts and references to “US$” or “$” are to U.S. Dollars and references to “C$” are to Canadian dollars.

On August 5, 2025 the Company underwent a consolidation of the Common Shares (the “Consolidation”) on the basis of one (1) new Common Share for every eight (8) pre-Consolidation Common Shares. Unless otherwise stated, all references to Common Shares in this Prospectus Supplement are to post-Consolidation Common Shares.

TABLE OF CONTENTS

Prospectus Supplement

TABLE OF CONTENTS

Base Shelf Prospectus

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Shares and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Offered Shares. This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement. See “Documents Incorporated by Reference”.

Purchasers should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the Base Shelf Prospectus (including the documents incorporated by reference herein and therein on the date hereof), the investor should rely on the information in this Prospectus Supplement. Neither the Company nor the Agents have authorized any other person to provide purchasers with additional or different information. If anyone provides purchasers with different, additional or inconsistent information, such purchasers should not rely on it. Neither the Company nor the Agents is offering to sell, or seeking offers to buy, the Offered Shares in any jurisdiction where offers and sales are not permitted. Purchasers should assume that the information appearing in this Prospectus Supplement and the Base Shelf Prospectus, as well as information the Company has previously filed with the securities regulatory authorities in each of the provinces and territories of Canada that is incorporated herein and in the Base Shelf Prospectus by reference, is accurate as of their respective dates only. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Base Shelf Prospectus, except as required by applicable Canadian securities laws. Information contained on, or otherwise accessed through, the website of the Company, https://solstrategies.io/, shall not be deemed to be a part of the Base Shelf Prospectus, this Prospectus Supplement, or any document incorporated by reference herein or therein, and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein are part of the Registration Statement filed with and declared effective by the SEC under the U.S. Securities Act. This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the Registration Statement. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Offered Shares.

References in this Prospectus Supplement to the “Company”, “we”, “us” or “our” or similar terms, as well as references to “SOL Strategies” or the “Company”, refer to SOL Strategies Inc. together, where context requires, with its subsidiaries and affiliates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement contains “forward-looking statements”, “forward-looking information”, “future-oriented financial information” and “financial outlooks” within the meaning of applicable securities laws (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking information includes, but is not limited to, the use of proceeds of the Offering of Offered Shares; statements with respect to future business strategy, competitive strengths, and goals; the expansion and growth of the Company’s business, operations and plans; potential revenue and cost saving synergies; projected milestones and timelines; the intention to scale operations and make investments in technology; new revenue streams; estimated sales, revenue, margins and cost metrics; the anticipated business, operations and financial performance and condition of the Company; management’s expectation with respect to the success of the Company in its industry; expectations regarding the Company’s ability to raise capital; market prices; values and other economic indicators; statements with respect to potential acquisitions; the expansion into additional markets; expectations of market size and growth in Canada, the United States and globally; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the crypto and blockchain industries generally; and other events or conditions that may occur in the future. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Prospectus Supplement should not be unduly relied upon. These statements speak only as of the date of this Prospectus Supplement.

The forward-looking statements in this document are based on what the Company currently believes are reasonable assumptions, including the material assumptions set out in the AIF (as defined below), management discussion and analysis and news releases of the Company.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Some of the risks that could cause outcomes and results to differ materially from those expressed in the forward-looking statements are set out in the AIF and also include:

•	The intention of the Company to complete the Offering of Offered Shares on the terms and conditions described herein.

•	The Company’s discretion over the use of proceeds.

•	The listing of any Offered Shares issued in the Offering.

•	Potential dilution to existing shareholders as a result of the exercise of outstanding stock options to acquire Common Shares, settlement of restricted share units or the issuance of Common Shares in the future.

•	The liquidity of the Common Shares in the market.

•	The impact of sales of a significant number of Common Shares in the public markets or the perception of such sales

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the AIF, for additional risk factors that could cause results to differ materially from forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking information. The forward-looking statements contained herein are made as of the date of this Prospectus Supplement and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s issuer profile on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca, and with the SEC, which can be viewed online under the Company’s issuer profile on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.

FINANCIAL STATEMENT PRESENTATION

We present our financial statements in Canadian dollars and our financial statements are prepared in accordance with IFRS and may not be comparable to financial statements of United States companies. Our financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC. Unless otherwise indicated, any other financial information included or incorporated by reference in this Prospectus Supplement has been prepared in accordance with IFRS. As a result, certain financial information included in or incorporated by reference in this Prospectus Supplement may not be comparable to financial information prepared by companies in the United States reporting under U.S. GAAP.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The high, low, average and closing rates for the U.S. dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Year ended September 30, 2025	Year ended September 30, 2024	Year ended September 30, 2023	Year ended September 30, 2022
High	1.4603	1.3875	1.3856	1.3726
Low	1.3491	1.3205	1.3128	1.2329
Average	1.3986	1.3608	1.3486	1.2772
Closing	1.3921	1.3499	1.3520	1.3707

On December 30, 2025, the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3693.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the offering of the Offered Shares hereunder. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full details. Copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through SEDAR+ at www.sedarplus.ca and from the SEC through EDGAR at www.sec.gov.

As of the date hereof, the following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement, as further described below:

(a)	the annual information form of the Company for the year ended September 30, 2025 dated December 29, 2025 (the “AIF”);

(b)	the audited consolidated financial statements of the Company as at and for the years ended September 30, 2025 and 2024, the notes thereto and the independent auditors’ report thereon dated December 29, 2025 (the “Annual Financial Statements”);

(c)	the management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of the Company as at and for the years ended September 30, 2025 and 2024 dated December 29, 2025;

(d)	the material change report of the Company dated October 1, 2025 in respect of the closing of the private placement of 4,380,000 units of the Company at a price of C$6.85 per Unit for gross proceeds of C$30,003,000 pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 — Prospectus Exemptions (the “LIFE Offering”); and

(e)	the management information circular of the Company dated May 9, 2025, prepared in connection with the annual general and special meeting of the shareholders of the Company held on June 19, 2025.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 — Prospectus Distributions (excluding confidential material change reports), if filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and prior to the completion or termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and the readers should review all information contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with, or furnished to, the SEC by the Company after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, if and to the extent expressly provided in such reports, the Company may incorporate by reference into this Prospectus Supplement documents that the Company files with or furnishes to the SEC pursuant to Section 13(a), 13(c) or 15(d) (or other applicable Section) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The documents of the Company filed with, or furnished to, the SEC are or will be made available through EDGAR at www.sec.gov.

References to the Company’s website in this Prospectus Supplement, the Base Shelf Prospectus or any documents that are incorporated by reference into this Prospectus Supplement of the Base Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Base Shelf Prospectus, and the Company disclaims any such incorporation by reference.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the Base Shelf Prospectus, to the extent that a statement contained herein, therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement or the Base Shelf Prospectus, except as so modified or superseded.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of, which this Prospectus Supplement is a part insofar as required by the SEC’s Form F-10:

(a)	the documents listed under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and the Base Shelf Prospectus;

(b)	the Distribution Agreement;

(c)	the consent of Davidson & Company LLP, the Company’s independent auditor;

(d)	the consent of Fasken Martineau DuMoulin LLP, the Company’s Canadian counsel;

(e)	the consent of DLA Piper (Canada) LLP, the Canadian Agents’ counsel; and

(f)	the powers of attorney from directors and certain officers of the Company.

Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov.

THE COMPANY

General

SOL Strategies Inc. is a publicly traded Canadian investment company that operates at the forefront of blockchain innovation and pursues a digital asset treasury++ strategy, which combines the Company’s digital asset strategy of acquiring a treasury of Solana with the Company’s revenue generating validator business line. Specializing in the Solana ecosystem, the Company also provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications. The Company’s head office and registered office is located at Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2.

The Company’s Common Shares are publicly listed on the CSE under the symbol “HODL”. On September 9, 2025, the Company’s Common Shares began trading on NASDAQ under the symbol “STKE”.

For further information regarding the Company, please refer to the AIF and other documents incorporated by reference in this Prospectus Supplement available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. See also “Risk Factors” in this Prospectus Supplement and the AIF, and the risk factors set forth in the interim and annual MD&As of the Company.

Recent Developments

Completion of LIFE Offering

On October 1, 2025, the Company announced the completion of the LIFE Offering of units of the Company for gross proceeds of C$30,003,000. Each unit consists of one Common Share and one warrant to purchase one Common Share exercisable at C$8.90 for 36 months following closing of the LIFE Offering.

Staking Provider for VanEck Solana ETF

On November 17, 2025, the Company announced that it has been selected as a staking provider for the VanEck Solana ETF through the Company’s Orangefin validator. The selection advances the Company’s mission to bridge traditional finance with decentralized infrastructure and builds on the Company’s track record of institutional arrangements with leading financial institutions.

CONSOLIDATED CAPITALIZATION

There have not been any material changes in the share or loan capitalization of the Company since the date of the annual financial statements, which are incorporated by reference in this Prospectus Supplement. As at September 30, 2025, there were a total of 22,999,841 Common Shares issued and outstanding and, as of December 30, 2025, there were a total of 28,057,268 Common Shares issued and outstanding. The increase in issued and outstanding Common Shares between those dates was principally the result of the October 1, 2025 LIFE Offering.

The Company may, from time to time, during the period that the Offering remains in effect, issue and sell Offered Shares having an aggregate sale price of up to US$50,000,000. See “Plan of Distribution”. As a result of the Offering, the shareholders’ equity of the Company will increase by the amount of the net proceeds of the Offering, and the number of issued and outstanding Common Shares will increase by the number of Offered Shares distributed under the Offering. Assuming the entire Offering is sold, total equity capitalization will increase by approximately US$48,100,000 being the aggregate proceeds of US$50,000,000, less commissions of US$1,500,000 and estimated total offering expenses of approximately US$400,000.

USE OF PROCEEDS

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102 and “at-the-market offerings” as defined in Rule 415 under the U.S. Securities Act, made by the Canadian Agent directly on the CSE and by any U.S. Agent directly on NASDAQ. Any proceeds that the Company receives will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The net proceeds to the Company of any given distribution of Offered Shares through the Agents under the Distribution Agreement will represent the gross proceeds of such distribution of Offered Shares, after deducting the applicable Agents’ Fee, any transaction or filing fees imposed by any governmental, regulatory or self-regulatory organization in connection with any such sales of Offered Shares and the expenses of the Offering. The gross proceeds of the Offering will be up to US$50,000,000.

The Agents will receive the Agents’ Fee of 3.0% of the gross proceeds from the sale of the Offered Shares. Any Agents’ Fee paid to the Agents will be paid out of the proceeds from the sale of the Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.

The Company intends to use the net proceeds from the Offering, if any, for working capital and general corporate purposes. The Company may, from time to time, issue securities (including equity and debt securities) other than pursuant to this Prospectus Supplement.

Although the Company intends to use the net proceeds of the Offering as set forth above, the Company may re-allocate the net proceeds of the Offering from time to time, giving consideration to the amount of proceeds raised, the time periods in which the proceeds are raised, the Company’s strategy relative to the market, development and changes in the industry and regulatory landscape, as well as other conditions relevant at the applicable time. Overall, management of the Company will have broad discretion concerning the use of the net proceeds of the Offering, as well as the timing of their expenditure, and pending their use, the Company may invest the net proceeds of the Offering in a manner that does not produce income or that loses value. See “Risk Factors” in this Prospectus Supplement, the Base Shelf Prospectus and the AIF.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Authorized Capital

The Company’s authorized share capital consists of an unlimited number of Common Shares, without par value, of which 28,057,268 Common Shares were issued and outstanding as of December 30, 2025.

Common Shares

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat. Each Common Share entitles its holder to one vote at any meeting of the shareholders of the Company. The holders of Common Shares are entitled to receive, on a pro rata basis, such dividends as the Company’s board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of the assets of the Company, whether voluntary or involuntary, such holders are entitled to receive, on a pro rata basis, all of the assets of the Company remaining after payment of all of the Company’s liabilities. The Common Shares carry no pre-emptive, conversion, redemption or retraction rights. The Common Shares carry no other special rights and restrictions other than as described herein.

PLAN OF DISTRIBUTION

The Company has entered into the Distribution Agreement with the Agents under which the Company may issue and sell from time to time Common Shares having an aggregate sale price of up to US$50,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) in each of the provinces and territories of Canada and in the United States pursuant to placement notices delivered by the Company to the Agents from time to time in accordance with the terms of the Distribution Agreement (each a “Placement Notice”). Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102 and “at-the-market offerings” as defined in Rule 415 under the U.S. Securities Act, including sales made by the Canadian Agent directly on the CSE or by any U.S. Agent directly on NASDAQ, or any other recognized trading market for the Offered Shares. The Offered Shares will be distributed at the market prices prevailing at the time of the sale of such Offered Shares. As a result, prices may vary as between purchasers and during the period of distribution. The Company cannot predict the number of Offered Shares that the Company may sell under the Distribution Agreement on the CSE, NASDAQ or any other trading market for the Common Shares, or if any Common Shares will be sold.

The Agents are not required to sell any specific number or dollar amount of Offered Shares, but will use their commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all.

The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time or as otherwise agreed upon by the Company and the Agents. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Company’s behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agents not to sell Offered Shares if the sales cannot be achieved at or above the price designated by the Company in a particular Placement Notice.

Neither the Company nor the Agents may suspend the Offering without proper notice to the other party. The Company and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time. Pursuant to the Distribution Agreement, the Offering will terminate upon the earliest of (i) the termination of the Distribution Agreement as provided for therein, (ii) the date on which the aggregate gross proceeds from sales of Offered Shares pursuant to the Distribution Agreement equal US$50,000,000, (iii) the receipt of notice from the Ontario Securities Commission that the prospectus has ceased to be effective in accordance with applicable Canadian securities laws, and (iv) December 14, 2027.

The Company will pay the Agents the Agents’ Fee for their services in acting as agent in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The sales proceeds remaining after payment of the Agents’ Fee and after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of such Offered Shares.

The applicable Agent or Agents will provide written confirmation to the Company no later than the opening of the trading day immediately following the trading day on which it has made sales of the Offered Shares under the Distribution Agreement. Each confirmation will include the number of Offered Shares sold on such day (including the number of Offered Shares sold on the CSE and/or NASDAQ, or on any other marketplace in Canada or the United States), the average price of the Offered Shares sold on such day (including the average price of Offered Shares sold on the CSE, NASDAQ or on any other marketplace in Canada or the United States), the gross proceeds, the Agents’ Fee payable by the Company to the Agents with respect to such sales and the net proceeds payable to the Company.

The Company will disclose the number and average price of the Offered Shares sold under this Prospectus Supplement, as well as the gross proceeds, Agents’ Fee and net proceeds from sales hereunder in the Company’s annual and interim financial statements and related management discussion & analysis, annual information forms and annual reports on Form 40-F, filed on SEDAR+ and filed or furnished, as applicable, with the SEC on EDGAR, if and as applicable, for any quarters or annual periods in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless otherwise specified in an applicable Placement Notice, on the first trading day on the applicable exchange following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agents may agree upon and sales of Offered Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc., or by such other means as the Company and the Agents may agree.

The Canadian Agent is not registered as a broker-dealer in the United States and, accordingly, will only sell Offered Shares on marketplaces in Canada. The U.S. Agents are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Offered Shares on marketplaces in the United States.

The Offering is being made in Canada under the terms of this Prospectus Supplement and concurrently in the United States under the terms of the Registration Statement filed with the SEC of which this Prospectus Supplement forms a part. In connection with the sale of the Offered Shares on the Company’s behalf, the Agents may be deemed to be an “underwriter” within the meaning of applicable securities laws, and the Agents’ Fee may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the applicable securities laws in Canada and the U.S. Securities Act.

The Company has agreed to reimburse the Agents for certain specified fees and expenses, including the documented fees, disbursements and expenses of counsel to the Agents in connection with the Offering in an amount not to exceed (a) US$100,000 in connection with the execution of the Distribution Agreement, (b) US$25,000 per calendar quarter thereafter payable in connection with each representation date with respect to which the Company is obligated to deliver a certificate pursuant to the terms of the Distribution Agreement, and (c) US$30,000 for each program “refresh” executed pursuant to the Distribution Agreement, subject to the terms of the Distribution Agreement and any other agreement in writing between the Company and the Agents. No agent, underwriter or dealer involved in the distribution of Common Shares under the Offering, no affiliate of such an agent, underwriter or dealer and no person or company acting jointly or in concert with such an agent, underwriter or dealer has over-allotted, or will over-allot, securities in connection with such distribution or effected, or will affect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The total expenses related to the commencement of the Offering to be paid by the Company, excluding the Agents’ Fee payable to the Agents under the Distribution Agreement, are estimated to be approximately up to US$400,000.

Each of the Agents and its affiliates may in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they have received and may in the future receive customary fees. To the extent required by Regulation M under the U.S. Exchange Act, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

The Company has given notice to the CSE to list the Offered Shares offered by this Prospectus Supplement on the CSE, and listing will be subject to the Company fulfilling all the listing requirements of the CSE. The Company has notified NASDAQ of the Offering.

PRIOR SALES

The following table summarizes the issuances by the Company of Common Shares, and securities convertible into Common Shares, during the 12-month period prior to the date of this Prospectus Supplement.

Date of Issuance	Security	Price per Security (C$)		Number of Securities Issued
2025-01-16(5)	Convertible Debentures(3)		$1,000.00	27,500
2025-01-16(5)	Warrants(3)		$2.50	11,000,000
2025-01-24(5)	Convertible Debentures(4)		$1,000.00	2,500
2025-01-24(5)	Warrants(4)		$4.66	535,000
2025-01-30(5)	Stock Options		$4.91	400,000
2025-01-30(5)	Restricted Share Units		N/A	83,344
2025-02-07(5)	Restricted Share Units		N/A	50,000
2025-02-28(5)	Stock Options		$2.71	300,000
2025-03-17(5)	Stock Options		$2.38	550,000
2025-03-17(5)	Common Shares		$3.00	10,000,000
2025-03-17(5)	Warrants		$2.98	4,500,000
2025-04-24(5)	Stock Options		$2.25	425,000
2025-05-01(5)	Convertible Notes	US$	1,000.00(2)	20,000
2025-06-03(5)	Stock Options		$2.75	250,000
2025-07-23(5)	Stock Options		$1.50	500,000
2025-07-24(5)	Stock Options		$8.48	130,000
2025-08-28	Stock Options		$11.13	37,500
2025-10-01	Common Shares(1)		$6.85	4,380,000
2025-10-01	Warrants(1)		$8.90	4,642,800
2025-10-15	Restricted Share Units		N/A	99,006
2025-10-15	Stock Options		$4.35	100,351

Notes:

(1)	Issued pursuant to a private placement of units, with each unit consisting of one Common Share and one warrant to purchase one Common Share.

(2)	The conversion price for the convertible notes will be the market price per Common Share immediately prior to the date of conversion.

(3)	Issued pursuant to a private placement financing of convertible debenture units, with each unit consisting of one debenture and 400 warrants. Convertible debentures are exercisable at any time into Common Shares at a price of C$2.50. Each warrant entitles the holder to purchase one Common Share of the Company at C$2.50 per Common Share, exercisable at any time prior to January 16, 2030.

(4)	Issued pursuant to a private placement financing of convertible debenture units, with each unit consisting of one debenture and 214 warrants. Convertible debentures are exercisable at any time into Common Shares at a price of C$4.66. Each warrant entitles the holder to purchase one Common Share of the Company at C$4.66 per Common Share, exercisable at any time prior to January 24, 2030.

(5)	All figures are on a pre-Consolidation basis.

TRADING PRICE AND VOLUME

The Common Shares in the capital of the Company are listed and posted for trading on the CSE under the symbol “HODL” and on NASDAQ under the symbol “STKE”.

The following table sets forth the high and low sale prices in Canadian dollars and trading volumes for the Common Shares on the CSE for the 12 months prior to the date of this Prospectus Supplement:

CSE

Month	High $		Low $		Volume
December, 2024	C$	25.92	C$	13.68	3,576,156
January, 2025	C$	48.96	C$	21.92	3,305,153
February, 2025	C$	38.48	C$	16.16	3,074,064
March, 2025	C$	30.00	C$	14.32	2,421,715
April, 2025	C$	26.96	C$	11.12	2,550,301
May, 2025	C$	33.52	C$	20.32	2,183,213
June, 2025	C$	24.96	C$	16.64	1,903,979
July, 2025	C$	20.08	C$	8.08	4,000,799
August, 2025	C$	12.33	C$	8.21	2,427,233
September, 2025	C$	17.99	C$	5.92	7,066,487
October, 2025	C$	6.46	C$	3.88	2,713,008
November 2025	C$	4.86	C$	2.90	1,628,116
December 1-30, 2025	C$	3.91	C$	2.13	1,069,372

NASDAQ

Month	High $		Low $		Volume
December, 2024	US$	18.72	US$	9.92	3,642,313
January, 2025	US$	34.32	US$	15.36	3,969,619
February, 2025	US$	26.72	US$	11.36	3,114,708
March, 2025	US$	21.60	US$	6.88	2,220,703
April, 2025	US$	19.43	US$	8.05	2,623,976
May, 2025	US$	24.40	US$	14.75	2,615,214
June, 2025	US$	18.48	US$	12.40	2,317,010
July, 2025	US$	15.60	US$	6.00	5,778,576
August, 2025	US$	8.89	US$	5.92	2,477,751
September, 2025	US$	13.64	US$	4.27	14,548,861
October, 2025	US$	4.71	US$	3.06	16,559,497
November 2025	US$	3.46	US$	2.07	4,388,730
December 1-30, 2025	US$	2.85	US$	1.55	5,002,293

On December 30, 2025, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the CSE and NASDAQ was C$2.14 and US$1.56, respectively.

RISK FACTORS

An investment in the Offered Shares involves risks. Prospective investors should carefully consider the following risks and those set forth in the documents incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus, as well as other information in this Prospectus Supplement and the Base Shelf Prospectus, before purchasing any of the Offered Shares. Each of the risks described in these sections and documents could materially and adversely affect the business, financial condition, results of operations and prospects of the Company, and could result in a loss of investment. Additional risks and uncertainties not known to the Company or that the Company currently deems immaterial may also impair the Company’s business, financial condition, results of operations and prospects.

Risks Related to the Offering

Discretion over use of proceeds

While information regarding the use of proceeds from the sale of Offered Shares is described in the section entitled “Use of Proceeds” in this Prospectus Supplement, the Company will have broad discretion concerning the use of the net proceeds from the offering of any Offered Shares, as well as the timing of their expenditures. Depending on a number of factors, the intended use of proceeds from the offering of any Offered Shares may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the offering of any Offered Shares. Management may use the net proceeds from the offering of any Offered Shares in ways that an investor may not consider desirable if they believe it would be in the best interests of the Company to do so. The results and the effectiveness of the application of proceeds from the Offering of the Offered Shares are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer.

At-the-market offering

Purchasers who purchase Offered Shares at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Purchasers may experience a decline in the value of their Offered Shares as a result of Offered Share sales made at prices lower than the prices they paid.

Uncertain net proceeds

There is no certainty that US$50,000,000 will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Market price depression

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company could depress the market price of the Common Shares and impair the Company’s ability to raise capital through the sale of additional equity securities. Shareholders of the Company may also be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. The Company cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares or by hedging or arbitrage trading activity which the Company expects to occur involving the Common Shares.

Liquidity of Common Shares

There is no guarantee that an active trading market for the Common Shares will be maintained on the CSE or NASDAQ and that the Company will continue to meet the listing requirements of the CSE or NASDAQ or achieve listing on any other exchange. Investors may not be able to resell the Offered Shares they purchase quickly, at all, or at the latest market price if trading in the Common Shares is not active.

Risks Related to the Company

Risks associated with future acquisitions

The Company intends to continue to acquire additional businesses. Acquisitions involve a number of special risks, including diversion of management’s attention, failure to retain key acquired personnel, unanticipated events or circumstances, and legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations, prospects and financial condition. In addition, there can be no assurance that the Company can complete any acquisition it pursues on favourable terms, that any acquired businesses, products or technologies will achieve anticipated revenues and income, that any acquired businesses will be successfully integrated without significant use of the Company’s resources and management’s attention, or at all, or that any acquisitions completed will ultimately benefit the business. If a strategy of growth through acquisition is pursued, the failure of the Company to successfully manage this strategy could have a material adverse effect on the Company’s business, results of operations, prospects and financial condition.

Furthermore, the potential funding of any such future acquisitions could require diversion of revenue or securing of debt or equity financings by the Company. If the Company raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interests of existing or future shareholders. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in ownership of the Company’s assets.

Financing shortfalls

The continued development of the Company may require additional financing. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of the Company’s business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. The Company may require additional financing to fund its operations until positive cash flow is achieved.

Limited disclosure due to foreign private issuer exemptions

The Company is a “foreign private issuer” under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are currently exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act, although, absent an exemption from the SEC, recent legislative changes that become effective on March 18, 2026 will modify certain beneficial ownership reporting obligations of the Company’s officers and directors. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation Fair Disclosure (“Regulation FD”), which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act. In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

Loss of foreign private issuer status

In order to maintain its status as a foreign private issuer, a majority of the Company’s Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the United States and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use MJDS. If the Company is not a foreign private issuer, it would not be eligible to use MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and would be required to file financial statements prepared in accordance with U.S. GAAP. In addition, the Company may lose the ability to rely upon exemptions from corporate governance requirements of U.S. securities exchanges that are available to foreign private issuers.

Reliance on “emerging growth company” accommodations

The Company is an “emerging growth company” as defined in Section 3(a) of the U.S. Exchange Act, and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the U.S. Exchange Act. The Company will qualify as a “large accelerated filer” (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more. For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company’s business, financial condition and results of operations.

Adverse U.S. tax consequences due to potential passive foreign investment company status

Under the Internal Revenue Code of 1986, as amended, (the “Code”) the Company will be a passive foreign investment company (“PFIC”) for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries in which the Company holds at least a 25% interest by value, either (1) 75% or more of its gross income consists of “passive income;” or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. There are uncertainties in the application of the PFIC rules to a company with the Company’s particular business operations. However, based on the composition and classification of the Company’s assets, in particular in how cryptocurrencies and staking income are viewed by the U.S. Internal Revenue Service (the “IRS”) for purposes of the PFIC Income Test (as defined herein) and Asset Test (as defined herein), the Company believes that it may be classified as a PFIC for its fiscal year ended September 30, 2025. In addition, whether the Company will be a PFIC for its current fiscal year or in any future year is uncertain because, among other things, the Company’s PFIC status for any taxable year will depend on the composition of its income and assets and the value of its assets from time to time (which may be determined, in part, by reference to the market price of the Common Shares as well as the market price of the cryptocurrencies the Company holds, which could be volatile). Accordingly, there can be no assurance that the Company will not be a PFIC for any taxable year. Moreover, there can be no assurance that the IRS will agree with the Company’s conclusion.

If the Company is a PFIC for any taxable year during which a U.S. Holder (as defined herein) holds Offered Shares, the Company generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds Offered Shares, even if the Company ceases to meet the threshold requirements for PFIC status. Such a U.S. Holder may be subject to adverse U.S. federal income tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income; (2) the application of a deferred interest charge on such gain and the receipt of certain dividends; and (3) compliance with certain reporting requirements. A “mark-to-market” election may be available that will alter the consequences of PFIC status if the Common Shares are regularly traded on a qualified exchange. For further discussion, see “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, and DLA Piper (Canada) LLP, counsel to the Canadian Agent, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”), generally applicable to a holder who acquires, as beneficial owner, Offered Shares pursuant to the Offering, and who, for the purposes of the Tax Act and at all relevant times, holds the Offered Shares as capital property and deals at arm’s length with the Company and the Canadian Agent and is not affiliated with the Company or the Canadian Agent (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder, unless the Holder holds such securities in the course of carrying on a business of trading or dealing in securities or has acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder (i) that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules in the Tax Act; (ii) that is a “specified financial institution”, as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that has elected to determine its Canadian tax results in a “functional currency” other than the Canadian dollar; (v) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” with respect to the Offered Shares; (vi) that receives dividends on Offered Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act; (vii) that is a “foreign affiliate”, as defined in the Tax Act of a taxpayer resident in Canada; (viii) that is exempt from tax under Part I of the Tax Act (viii) that is a partnership; or (ix) that has acquired the Offered Shares pursuant to an equity-based employment compensation plan. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is or becomes (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is), as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Offered Shares.

This summary is based on the current provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency, published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Taxation of Resident Holders

The following section of this summary applies to Holders who, for the purposes of the Tax Act and any applicable income tax treaty or convention, are or are deemed to be resident in Canada at all relevant times (herein, “Resident Holders”). Certain Resident Holders whose Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian Security” (as defined in the Tax Act) held by such persons, in the taxation year of the election and each subsequent taxation year, to be capital property. Resident Holders should consult their own tax advisors regarding this election.

Taxation of Dividends

In the case of a Resident Holder who is an individual, dividends received, or deemed to be received on the Offered Shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules that normally apply to “taxable dividends” received from “taxable Canadian corporations” (each as defined in the Tax Act). Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as “eligible dividends” will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Company to designate dividends and deemed dividends as eligible dividends, and the Company has made no commitments in this regard.

Dividends received or deemed to be received on the Offered Shares by a Resident Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income for that taxation year, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” (as defined in the Tax Act), and certain other corporations resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares in a year to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Disposition of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share (other than a disposition to the Company, unless it occurs in the open market in the manner in which shares are normally purchased by members of the public in the open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Offered Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of such Offered Share. The adjusted cost base of an Offered Share to a Resident Holder will be determined in accordance with the Tax Act by averaging the cost to the Resident Holder of an Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Offered Shares held by the Resident Holder as capital property at that time by the Resident Holder. Such capital gain (or capital loss) will be subject to the treatment described below under “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year, and is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on such Offered Share, or a share substituted for such share, to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. A Resident Holder to which these rules may be relevant is urged to consult their own tax advisor.

Additional Refundable Tax

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or that is at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include amounts in respect of (i) dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income, and (ii) taxable capital gains.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following section of this summary is generally applicable to Holders who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times: (i) are neither resident nor deemed to be resident in Canada; and (ii) do not use or hold, and is not deemed to use or hold, the Offered Shares in connection with, or in the course of, carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Offered Shares by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980) as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Treaty, is the beneficial owner of the dividends, and is entitled to full benefits under the Treaty (a “U.S. Holder”) is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting, of which Canada is a signatory, affects many of Canada’s bilateral tax treaties (but not the Treaty), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless such Offered Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the CSE and NASDAQ) at the time of disposition, the Offered Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non- Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property”, “timber resource property” (each as defined in the Tax Act), or an option in respect of, or an interest in or for civil law a right in, such properties whether or not such property exists.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Offered Shares may be deemed to be taxable Canadian property to a Non-Resident Holder.

In the event that an Offered Share constitutes taxable Canadian property of a Non-Resident Holder at the time of disposition, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Offered Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of an Offered Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the headings “Taxation of Resident Holders—Disposition of Offered Shares” and “Taxation of Resident Holders—Capital Gains and Capital Losses” will generally be applicable to such disposition.

Non-Resident Holders who may hold Offered Shares as taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Scope of this Disclosure

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of Offered Shares acquired pursuant to this Offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder of Offered Shares, including specific tax consequences under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. federal net investment income, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership and disposition of the Offered Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

No ruling from the U.S. Internal Revenue Service (the “IRS”) or legal opinion has been requested, or will be obtained, regarding the potential U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated by the Department of the Treasury (whether final, temporary or proposed) (“Treasury Regulations”), U.S. court decisions published rulings and administrative positions of the IRS, and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), in each case, in effect as of the date of this Offering. Any of the authorities on which this summary is based could be changed in a material and adverse manner possibly with retroactive effect, at any time. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this section, a “U.S. Holder” is a beneficial owner of Offered Shares acquired pursuant to this Offering that is, for U.S. federal income tax purposes, (a) an individual who is a citizen or resident of the United States; (b) a corporation, or other entity treated as a corporation, that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia; (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes, or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership and disposition of the Offered Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own the Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) U.S. Holders that acquire the Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold the Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that are subject to special tax accounting rules; (i) U.S. Holders that are partnerships or other pass through entities; or (j) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company.

This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold the Offered Shares in connection with carrying on a business in Canada; (d) persons whose the Offered Shares constitute “taxable Canadian property” under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership and disposition of the Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds the Offered Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners or participants) of such partnership of the acquisition, ownership and disposition of the Offered Shares generally will depend on the activities of the partnership and the status of such partners (or other owners or participants). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners or participants). Owners or participants of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares.

Distributions on Offered Shares

Subject to the PFIC rules discussed below (see “Passive Foreign Investment Company Rules” below), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of the Offered Shares” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute a dividend. Dividends received on Offered Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations.

If the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on an established securities market in the United States, dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules. Any amount of distributions treated as dividends generally will not be eligible for the dividends received deductions available to certain corporate U.S. Holders in respect of dividends received from U.S. corporations.

Sale or Other Taxable Disposition of Offered Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Offered Shares sold or otherwise disposed of. Such capital gain or loss realized on a sale or other taxable disposition of Offered Shares will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Offered Shares have been held for more than one year and will be short-term capital gain or loss if the holding period is equal to or less than one year. Preferential tax rates apply to long- term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in the Offered Shares generally will be such U.S. Holder’s U.S. dollar cost for such Offered Shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Company has not made a final determination as to whether it expects to be a PFIC for its current fiscal year or for any future years. Based on the composition and classification of the Company's assets, in particular how cryptocurrencies and staking income are viewed by the IRS for purposes of the Income Test (as defined below) and Asset Test (as defined below), the Company believes that it may be classified as a PFIC for its fiscal year ended September 30, 2025. However, there are uncertainties in the application of the PFIC rules to a company with the Company's particular business operations. The IRS has not issued any guidance as to whether staking income is treated as active income or as passive income for purposes of determining whether the Company is a PFIC. In addition, the status of the Company's holdings of crypto currency as active or passive assets may depend on how and the purpose for which the Company obtains and disposes of such assets in the conduct of its business. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not currently and/or will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least a 25% interest by value, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “Income Test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “Asset Test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any of the Company’s subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of the securities are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of the securities.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of the Offered Shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to the Offered Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of the securities and (b) any excess distribution received on the securities. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the securities, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of the securities of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such securities (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the securities. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds the Offered Shares, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to the Offered Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such securities were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the Company’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Company’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective, and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

If the Company determines that it is a PFIC for this year or any future taxable year, the Company may not be able to provide the information necessary for U.S. Holders to make a QEF Election. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of the securities, and the availability of certain U.S. tax elections under the PFIC rules.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company does not (or is unable to) provide the required information with regard to the Company or any of the Company’s Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to the Offered Shares only if such Offered Shares are marketable stock. The Offered Shares generally will be “marketable stock” if the Offered Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Offered Shares are “regularly traded” as described in the preceding sentence, such Offered Shares are expected to be marketable stock. There can be no assurance that the Offered Shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Offered Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares as of the close of such tax year over (b) such U.S. Holder’s tax basis in such securities. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Offered Shares, over (ii) the fair market value of such securities (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of such securities, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the securities cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of securities that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which the securities are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may rely upon the proposed Treasury Regulations until the final Treasury Regulations are published. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses the securities as security for a loan will, except as may be provided in Treasury Regulations, generally be treated as having made a taxable disposition of such securities.

In addition, a U.S. Holder who acquires securities from a decedent will generally not receive a “step up” in tax basis of such securities to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the securities.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the acquisition, ownership or disposition of the Offered Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances; in some circumstances the amount of foreign tax credit that can be claimed may be limited. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Offered Shares, or on the sale or other taxable disposition of Offered Shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting and Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on IRS Form 8621. Distributions on the Offered Shares, and proceeds arising from the sale or other taxable disposition of the Offered Shares, generally will be subject to information reporting.

In the case of any payments made by a U.S. middleman or other U.S. payor of distributions on the Offered Shares or proceeds arising from the sale or other taxable disposition of Offered Shares backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a “foreign private issuer” (under U.S. securities laws), the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers and directors are currently exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. In addition, the Company is not required to publish financial statements as promptly as U.S. companies. Furthermore, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead.

Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov. The Company’s Canadian public disclosure is available on SEDAR+ and can be viewed at www.sedarplus.ca under the Company’s issuer profile. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR+ or EDGAR are neither incorporated in nor part of this Prospectus Supplement.

AGENT FOR SERVICE OF PROCESS

Jon Matonis, Michael Hubbard, Max Kaplan, Luis Berruga and José Manuel Calderón (the “Non-Resident Persons”) are each directors and/or officers of the Company who reside outside of Canada. Each of the Non-Resident Persons has appointed the Company as their agent for service of process. The Company’s address for service of process is Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2, Canada.

Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS AND EXPERTS

Certain legal matters relating to the Offering and the validity of the Common Shares will be passed upon on behalf of the Company by Fasken Martineau DuMoulin LLP relating to Canadian legal matters and Troutman Pepper Locke LLP relating to U.S. legal matters. Certain legal matters relating to the Offering will be passed upon on behalf of the Canadian Agent by DLA Piper (Canada) LLP relating to Canadian legal matters and on behalf of the U.S. Agents by DLA Piper LLP (US) for U.S. legal matters. As of the date hereof, the respective partners and associates of Fasken Martineau DuMoulin LLP and DLA Piper (Canada) LLP beneficially own, directly or indirectly, less than one percent of the securities of the Company and its associates and affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Davidson & Company LLP is the auditor of the Company and has advised the Company that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and under all relevant U.S. professional and regulatory standards, including PCAOB Rule 3520.

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal offices in Toronto, Ontario.

ENFORCEMENT OF CIVIL LIABILITIES

The Company is organized under the laws of Ontario, Canada and its principal place of business is outside the United States. The majority of the directors and officers of the Company and the experts named herein are resident outside of the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the U.S. federal securities or any such state securities or “blue sky” laws.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed C T Corporation System, with an address at 28 Liberty Street, New York, New York 10005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a U.S. court arising out of or related to or concerning the offering of Offered Shares under the Registration Statement.

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

This prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but is not yet effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This short form base shelf prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Sol Strategies Inc., at Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2 (telephone: (416-480-2488)), and are also available electronically at www.sedarplus.ca.

This short form base shelf prospectus may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 – Shelf Distributions).

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	November 14, 2025

SOL STRATEGIES INC.

(formerly, Cypherpunk Holdings Inc.)

US$150,000,000

Common Shares

Debt Securities

Subscription Receipts
Warrants
Units

Sol Strategies Inc. (“Sol Strategies” or the “Company”) may from time to time offer and issue the following securities: (i) common shares of the Company (the “Common Shares”); (ii) debt securities of the Company (“Debt Securities”); (iii) subscription receipts (“Subscription Receipts”) exchangeable for Common Shares and/or other securities of the Company; (iv) warrants exercisable to acquire Common Shares and/or other securities of the Company (“Warrants”); and (v) securities comprised of more than one of Common Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (“Units”), or any combination thereof having an offer price of up to US$150,000,000 aggregate (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains valid. The Common Shares, Debt Securities, Subscription Receipts, Warrants and Units (collectively, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered; (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities (provided that the Debt Securities shall only be convertible or exchangeable into Common Shares or other securities of the Company), and any other terms specific to the Debt Securities being offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Company and any other terms specific to the Subscription Receipts being offered; (iv) in the case of Warrants, the number of such Warrants offered, the offering price, whether the Warrants are being offered for cash, the terms, conditions and procedures for the exercise of such Warrants into or for Common Share and/or other securities of the Company and any other specific terms; and (v) in the case of Units, the number of Units being offered, the offering price, the terms of the Common Shares, Debt Securities, Subscription Receipts and/or Warrants underlying the Units, and any other specific terms. The Company does not intend on issuing “novel” securities pursuant to this Prospectus, as such term is defined under National Instrument 44-102 – Shelf Distributions (“NI 44-102”). One or more securityholders of the Company may also offer and sell Securities under this Prospectus (the “Selling Securityholders” and each a “Selling Securityholder”). See “Secondary Offering by Selling Securityholders”.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted. Each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities covered by that Prospectus Supplement.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, without limitation, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. This Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA (the Canadian Overnight Repo Rate Average), and/or convertible into or exchangeable for Common Shares.

This Prospectus does not qualify for issuance or distribution any tokenized securities.

The Company, or any Selling Securityholders, may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Company from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Company and, to the extent applicable, any fees, discounts, concessions or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”.

This Prospectus may qualify an “at-the-market distribution” (as such term is defined in NI 44-102) which would include the distribution of Common Shares. In connection with any offering of the Securities, other than an “at-the- market distribution”, the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the overallocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

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No underwriter of the “at-the-market distribution”, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under an “at-the-market” prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

The outstanding Common Shares are listed for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “HODL”. On November 13, 2025, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the CSE was C$3.59. The Common Shares are also listed for trading under the symbol “STKE” on the Nasdaq Stock Market and “CYFRF” on the OTCQB Market.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which these Securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”.

Investing in Securities involves a high degree of risk. A prospective purchaser should therefore review this Prospectus and the documents incorporated by reference in their entirety and carefully consider the risk factors described under “Risk Factors” prior to investing in such Securities. See also “Secondary Offering by Selling Securityholders”.

The Company is permitted under a multijurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in this Prospectus have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) and thus may not be comparable to financial statements of United States companies prepared under United States generally accepted accounting principles.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is existing under the laws of Ontario, Canada, that most of its officers and directors are not residents of the United States, that some or all experts named herein are not residents of the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States. See “Enforcement of Civil Liabilities”.

Prospective investors should be aware that the acquisition of securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

No underwriter, agent, or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The head office and principal address and the registered and records office of the Company is located at Suite 401, 217 Queen Street West, Toronto, Ontario.

The following directors and officers of the Company reside outside of Canada. Each has appointed the agent for service of process in Canada appearing opposite their name in the table below. Prospective investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or who resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.

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Name of Person	Name and Address of Agent
Jon Matonis	Sol Strategies Inc. Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2, Canada
Michael Hubbard	Sol Strategies Inc. Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2, Canada
Max Kaplan	Sol Strategies Inc. Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2, Canada
Luis Berruga	Sol Strategies Inc. Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2, Canada
José Manuel Calderón	Sol Strategies Inc. Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2, Canada

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ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS

In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Sol Strategies.” or the “Company”, refer to Sol Strategies Inc. together, where context requires, with our subsidiaries and affiliates. Readers should rely only on the information contained or incorporated by reference in this Prospectus. The Company has not authorized anyone to provide readers with information that is different or additional information from that contained in this Prospectus. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. The Company takes no responsibility for, and can provide no assurance as to the reliability of any other information that others may give readers of this Prospectus. The Company is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted.

This Prospectus is part of a registration statement on Form F-10 (the “Registration Statement”) relating to the Securities that the Company has Company with the U.S. Securities and Exchange Commission (the “SEC”). Under the Registration Statement, the Company may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of US$150,000,000. This Prospectus, which constitutes part of the Registration Statement, provides you with a general description of the Securities that the Company may offer. Each time the Company sells Securities under the Registration Statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference” herein and therein. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the exhibits that are part of the Registration Statement. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.

Readers should not assume that the information contained in this Prospectus, any applicable Prospectus Supplement or any document incorporated by reference herein and therein is accurate as of any date other than the date on the front cover of this Prospectus, any applicable Prospectus Supplement or the respective dates of the documents incorporated by reference herein and therein, regardless of the time of delivery or of any sale of the Securities pursuant thereto. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. The Company does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Company, https://solstrategies.io/, shall not be deemed to be a part of this Prospectus, any applicable Prospectus Supplement or document incorporated by reference herein or therein, and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

Market data and certain industry forecasts used in this Prospectus and any applicable Prospectus Supplement, and the documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, were obtained from market research, third party sources, industry reports and publications, websites and other publicly available information, and management studies and estimates. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information. In addition, projections, assumptions and estimates of the Company’s future performance or the future performance of the industry and markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this Prospectus and in the Annual Information Form under “Risk Factors”.

In this Prospectus and any Prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” or “$” are to U.S. dollars and references to “C$” are to Canadian dollars. This Prospectus and the documents incorporated by reference contain translations of certain US dollar amounts into Canadian dollars solely for your convenience. See “Currency Presentation and Exchange Rate Information”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains “forward-looking statements”, “forward-looking information”, “future-oriented financial information” and “financial outlooks” within the meaning of Canadian securities laws (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking information includes, but is not limited to, the use of proceeds of an offering of Securities; the timing for completion of any offering of Securities; statements with respect to future business strategy, competitive strengths, and goals; the expansion and growth of the Company’s business, operations and plans; potential revenue and cost saving synergies; projected milestones and timelines; the intention to scale operations and make investments in technology; new revenue streams; estimated sales, revenue, margins and cost metrics; the anticipated business, operations and financial performance and condition of the Company; management’s expectation with respect to the success of the Company in its industry; expectations regarding the Company’s ability to raise capital; market prices; values and other economic indicators; statements with respect to potential acquisitions; the expansion into additional markets; expectations of market size and growth in Canada, the United States and globally; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the crypto and blockchain industries generally; and other events or conditions that may occur in the future. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.

C-1

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Prospectus should not be unduly relied upon. These statements speak only as of the date of this Prospectus.

The forward-looking statements in this document are based on what the Company currently believes are reasonable assumptions, including the material assumptions set out in the AIF (as defined below), management discussion and analysis and news releases of the Company.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Some of the risks that could cause outcomes and results to differ materially from those expressed in the forward-looking statements are set out in the AIF and also include:

•	The Company’s discretion over the use of proceeds.
•	Potential dilution to existing Shareholders’ percentages as a result of the exercise of outstanding Options to acquire Common Shares, settlement of share units, or the issuance of Common Shares in the future.
•	The liquidity of the Common Shares in the market.
•	The absence of a public market for certain of the Securities.
•	Unsecured debt securities.
•	The effect of changes in interest rates on the Company’s debt securities.
•	The effect of fluctuations in foreign currency markets on the Company’s debt securities.
•	The Company may be unable to obtain additional financing on acceptable terms or at all.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the AIF (as defined herein), for additional risk factors that could cause results to differ materially from forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking information. The forward-looking information contained herein are made as of the date of this Prospectus and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s issuer profile on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca, and with the SEC, which can be viewed online under the Company’s issuer profile on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.

FINANCIAL INFORMATION

The financial statements of the Company are presented in Canadian dollars and such financial statements are prepared in accordance with IFRS and may not be comparable to financial statements of United States companies. Our financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and/or the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC. Unless otherwise indicated, any other financial information included or incorporated by reference in this Prospectus has been prepared in accordance with IFRS.

The Company notes that its audited financial statements for the year ended September 2024 were filed on SEDAR+ on January 28, 2025 and re-filed on June 18, 2025. The only changes in the re-filed financial statements were to revise certain notes thereto to reflect that the financial statements had been audited in accordance with PCAOB standards and the inclusion of a new auditor’s report. No information in the refiled document differed materially from the information originally filed.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The high, low, average and closing rates for the US dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Nine months ended June 30, 2025	Year ended September 2024	Year ended September 2023	Year ended September 2022
High	1.4603	1.3875	1.3856	1.3726
Low	1.3491	1.3205	1.3128	1.2329
Average	1.4057	1.3608	1.3486	1.2772
Closing	1.3643	1.3499	1.3520	1.3707

On November 13, 2025, the daily exchange rate for the US dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was $1.00 = C$1.4018.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Chief Financial Officer of Sol Strategies at Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2 (telephone: (416-480-2488)) and are also available electronically at www.sedarplus.ca and www.sec.gov. The filings of the Company through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The information incorporated by reference is considered part of this Prospectus, and information filed with the securities commission or similar authorities in each of the provinces and territories of Canada subsequent to this Prospectus and prior to the termination of a particular offering of Securities referred to in any Prospectus Supplement will be deemed to update and, if applicable, supersede this information. Except as may be set forth in a Prospectus Supplement, the following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

•	the annual information form of the Company for the year ended September 30, 2024 dated April 28, 2025 (the “AIF”), other than the following sections:

o	the entire section of the AIF entitled “Directors and Officers”; and

o	the following statement in the AIF “On December 5, 2025, the Company announced that it had submitted its application for listing on Nasdaq. The Company’s listing application is subject to review and approval by Nasdaq’s listing qualifications department for compliance with all Nasdaq Capital Market standards, as well as any other relevant regulatory approvals. The Company must also file a registration statement with the SEC and have it declared effective before its Common Shares will be listed on Nasdaq.”

•	the re-filed audited consolidated financial statements of the Company as at and for the years ended September 30, 2024 and 2023 the notes thereto and the independent auditors’ report thereon dated June 16, 2025;

•	the management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of the Company as at and for the years ended September 30, 2024 and 2023 dated January 28, 2025;

●	the re-filed unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended June 30, 2025 (the “Interim Financial Statements”), and the notes thereto, together with the related MD&A of the financial condition and results of operations of the Company;

●	the material change report of the Company dated October 1, 2025 in respect of the closing of the private placement of 4,380,000 units of the Company at a price of C$6.85 per Unit for gross proceeds of C$30,003,000 pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions (the “LIFE Offering”);

●	the material change report of the Company dated September 24, 2025 in respect of the LIFE Offering;

●	the material change report dated September 22, 2025 in respect of the resignation of Leah Wald as director and Chief Executive Officer of the Company;

•	the material change report of the Company dated August 5, 2025 in respect of the consolidation of the Company’s Common Shares;

•	the material change report of the Company dated July 21, 2025 in respect of the changes to the Company’s board of directors;

•	the material change report of the Company dated May 1, 2025 in respect of the Company’s private placement financing of convertible notes with an affiliate of ATW Partners Opportunities Management, LLC;

•	the material change report of the Company dated April 23, 2025 in respect of the Company’s private placement financing of convertible notes with an affiliate of ATW Partners Opportunities Management, LLC;

•	the material change report of the Company dated March 17, 2025 in respect of the Company entering into an asset purchase agreement with Michael Hubbard (the “Stakewiz Asset Purchase Agreement”);

•	the material change report of the Company dated January 16, 2025 in respect of the Company’s private placement financing of unsecured convertible debenture units with ParaFi Capital;

•	a material change report of the Company dated January 6, 2025 in respect of the Company’s amended and restated credit facility agreement with Antanas Guoga;

•	the material change report of the Company dated December 20, 2024 in respect of the Company entering into an asset purchase agreement with Orangefin Ventures LLC (“Orangefin”);

•	the material change report of the Company dated November 25, 2024 in respect of the Company entering into an asset purchase agreement with Ben Hawkins;

•	the material change report of the Company dated October 21, 2024 in respect of the Company entering into a credit facility agreement with Antanas Guoga; and

•	the management information circular of the Company dated July 2, 2024, prepared in connection with the annual general and special meeting of the shareholders of the Company held on July 30, 2024.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Prospectus Distributions (excluding confidential material change reports), if filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and all Prospectus Supplements (only in respect of the offering of Securities to which that particular Prospectus Supplement relates) disclosing additional or updated information including the documents incorporated by reference therein, filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and the readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to or furnished to the SEC by the Company after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. In addition, if and to the extent expressly provided in such reports, the Company may incorporate by reference into this Prospectus documents that the Company files with or furnishes to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The documents of the Company filed with, or furnished to, the SEC are or will be made available through EDGAR at www.sec.gov.

Upon a new interim financial report and related MD&A of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous interim financial report and related MD&A of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new annual financial statements and related MD&A of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual financial statements and related MD&A and the previous interim financial report and related MD&A of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new annual information form of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, notwithstanding anything herein to the contrary, the following documents shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous annual information form; (ii) material change reports filed by the Company prior to the end of the financial year in respect of which the new annual information form is filed; (iii) business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circular of the Company filed prior to the beginning of the Company’s financial year in respect of which the new annual information form is filed. Upon a new management information circular prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous management information circular prepared in connection with an annual general meeting of the Company shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement to this Prospectus containing the specific variable terms in respect of an offering of the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted or is otherwise available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purposes of the offering of the Securities covered by such Prospectus Supplement.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus, except as so modified or superseded.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement, of which this Prospectus forms a part:

(a)	the documents listed under the heading “Documents Incorporated by Reference” in this Prospectus;

(b)	the consent of the Company’s independent auditor, Davidson & Company LLP;

(c)	the powers of attorney from directors and certain officers of the Company; and

(d)	the form of debt indenture.

A copy of the form of any warrant indenture or warrant agency agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with or if and to the extent expressly provided in such reports furnished to the SEC under the U.S. Exchange Act.

THE COMPANY

Sol Strategies Inc. is a publicly traded Canadian investment company that operates at the forefront of blockchain innovation and pursues a digital asset treasury++ (“DAT++”) strategy, which combines the Company's digital asset strategy of acquiring a treasury of Solana with the Company's revenue generating validator business line. Specializing in the Solana ecosystem, the Company also provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications. The Company’s head office and registered office is located at Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2.

The Company’s Common Shares are publicly listed on the CSE under the symbol “HODL”. The Common Shares are also listed for trading under the symbol “CYFRF” on the OTCQB Market.

On September 9, 2025, , the Company’s Common Shares began trading on the Nasdaq Stock Market (“Nasdaq”) under the symbol “STKE”.

On August 5, 2025, the Company completed a consolidation of its issued and outstanding Common Shares on the basis of (1) new Common Share for every (8) eight existing Common Shares (the “Consolidation”).

For further information regarding the Company, please refer to the AIF and other documents incorporated by reference in this Prospectus available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. See also “Risk Factors” in this Prospectus and the AIF and the risk factors set forth in the interim and annual MD&As of the Company.

SECONDARY OFFERING BY SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of a secondary offering by or for the account of Selling Securityholders; however, no such sale of securities will compose any at-the-market distribution which may be offered pursuant to a prospectus supplement to this Prospectus. The prospectus supplement for or including any offering of Securities by Selling Securityholders will include the following information, to the extent required by applicable securities laws:

•	the name or names of the Selling Securityholders;

•	the number or amount of Securities owned, controlled or directed by each Selling Securityholder;

•	the number or amount of Securities being distributed for the account of each Selling Securityholder;

•	the number or amount of Securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of the Company’s outstanding Securities;

•	whether the Securities are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only;

•	if the Selling Securityholder purchased any of the Securities in the 24 months preceding the date of the applicable prospectus supplement, the date or dates the Selling Securityholder acquired the Securities;

•	if the Selling Securityholder acquired any of the Securities in the 12 months preceding the date of the applicable prospectus supplement, the cost thereof to the Selling Securityholder in aggregate and on an average-cost-per-security basis;

•	if applicable, the disclosure required by item 1.11 of Form 41-101F1, and if applicable, the Selling Securityholders will file a non-issuer’s submission to jurisdiction form with the corresponding prospectus supplement; and

•	all other information that is required to be included in the applicable prospectus supplement.

ADDITIONAL INFORMATION

Director and Executive Officer Information

The following table sets forth for each director and executive officer of the Company as at the date hereof and as at September 30, 2024, each such individual’s name, province or state and country of residence, position(s) held with the Company, principal occupation(s) for the last five years, if currently a director, period(s) during which such individual has served as a director of the Company, and the number and percentage of issued and outstanding Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such individual (for avoidance of doubt, excluding any convertible securities in the capital of the Company held by such individual). The statements as to principal occupation(s) for the last five years of, and the number and percentage of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by, the directors and executive officers of the Company are in each instance based upon information furnished by the individuals concerned. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name, Place of Residence and Position(s)	Principal Occupation(s) for the Last Five Years	Director/ Officer Since	Number of Common Shares Beneficially Owned or Controlled or Directed(1)	Percentage of Issued and Outstanding Common Shares
Michael Hubbard(2) Rotorua, New Zealand Interim Chief Executive Officer, Director	Chief Executive Officer of Laine New Zealand (2024 – Current); Founder and Managing Director of Laine South Africa (2014 – Current)	March 10, 2025	660,000(11)	2.39%
Luis Berruga(3)(4)(5) New York, USA Chairman of the Board of Directors	Founder and Managing Partner of LBS Capital (2024 – Current); Chief Executive Officer of Global X ETFs (2018 – 2023)	March 3, 2025	32,500(12)	0.12%
Doug Harris(6) Toronto, Ontario, Canada Chief Financial Officer	Chief Financial Officer of the Company (2021 – Current); Interim Chief Financial Officer of HYLQ Strategy Corp. (formerly, Tony G Co-Investment Holdings Ltd.) (“HYLQ”) (2018 – 2022; 2025 – Current); Chief Financial Officer of Grid Metals Corp. (2021 – 2025); Chief Financial Officer of Zoglo’s Food Corp (2022 – 2023); Chief Financial Officer of Tripsitter Clinic Ltd. (2021 – 2023)	April 2021	212,500 (13)	0.77%
Andrew McDonald(7) Toronto, Ontario, Canada Chief Operating Officer	Chief Operating Officer of the Company (August 2025 – Current); Director of Operations of the Company (January 2025 – August 2025); General Manager and Chief Operating Officer of Bitaccess Inc. (2021 – 2023)	August 28, 2025	6,000(14)	0.02%
Jon Matonis(3) London, United Kingdom Chief Economist, Director	Chief Economist of the Company; Businessman and monetary economist	April 9, 2020	234,937(15)	0.85%
Max Kaplan Tampa Bay, USA Chief Technology Officer	Founder of Orangefin Ventures (2023 – 2024); Senior Vice President of Engineering of Edgevana Inc. (2023 – 2024); Engineer at Kraken Digital Asset Exchange (2017 – 2023)	December 31, 2024	126,267(16)	0.46%

Name, Place of Residence and Position(s)	Principal Occupation(s) for the Last Five Years	Director/ Officer Since	Number of Common Shares Beneficially Owned or Controlled or Directed(1)	Percentage of Issued and Outstanding Common Shares
Rubsun Ho(4)(5) Toronto, Ontario, Canada Director	Chief Executive Officer of Crowdmatrix Inc. (2015 – 2022); Head of Trading Compliance of Kognitiv Corporation (2015 – 2022); Co-founder and director of Caravel Law PC (2016 – 2024)	June 16, 2021	2,000(17)	0.01%
Ungad Chadda(4)(5) Toronto, Ontario, Canada Director	Chief Executive Officer of Global Uranium Corp. (2024 – Current); Chief Executive Officer of Urban Infrastructure Group (2024 – 2025); President, Former President of Toronto Stock Exchange and Senior Vice President of TMX Group Ltd. (1997 -- 2019)	September 11, 2024	1,925(18)	0.01%
José Manuel Calderón New York, USA Director	President and Owner of The_Embassy3x3 (January 2025 – Current); Academic Senate of GIOYA Higher Education Institution (2024 – Current); Advisor to Front Office and Basketball Operations of the Cleveland Cavaliers (2022 – Current); Co-Founder of OWQLO (2019 – Current); Director-Co-Founder of Training Center Higueron Fuengirola (2021 – Current); President of the Fundación José Manuel Calderón (2010 – Present); Talk Show Host and Global Advisor of Sngular (2020 – Current); Former basketball player for the Toronto Raptors, the New York Knicks, the Dallas Mavericks, the Los Angeles Lakers, the Atlanta Hawks, the Cleveland Cavaliers and the Detroit Pistons (2005 – 2019)	July 21, 2025	Nil(19)	0.00%
Leah Wald(8) Tennessee, USA Former Chief Executive Officer and Director	Chief Executive Officer of Sol Strategies (2024 – September 30, 2025); Chief Executive Officer of Valkyrie Investments Inc. (2020 – 2024); VP Portfolio Management at Exponential Group (2020); Partner & EVP at Lucid Investment Strategies, LLC (2017 – 2020)	N/A	130,237	0.47%
Mohammed Adham London, United Kingdom(9) Former Chief Investment Officer and Director	Chief Investment Officer and Director of the Company (Resigned February 3, 2025); Chief Executive Officer of Bitaccess Inc.	N/A	2,536,724	9.20%

Name, Place of Residence and Position(s)	Principal Occupation(s) for the Last Five Years	Director/ Officer Since	Number of Common Shares Beneficially Owned or Controlled or Directed(1)	Percentage of Issued and Outstanding Common Shares
Antanas (Tony) Guoga(10) Kaunas, Lithuania Former Chairman of the Board of Directors	Chairman of the Company (2021 – July 2025); Chairman and Director of HYLQ (2021 – Current); Chief Executive Officer of Sol Strategies (2021 – 2022); Member of the Seimas of the Republic of Lithuania, the legislative branch of government in Lithuania (2020 – 2021); Member of European Parliament (2014 – 2019)	N/A	3,614,034(20)	13.11%

Notes:

(1)	The information as to the nature of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers, not being within our knowledge, has been furnished by such directors and officers or has been extracted from the register of shareholdings maintained by our transfer agent or from insider reports filed by the individuals and available at www.sedi.ca.

(2)	Mr. Hubbard was appointed as a director of the Company on July 21, 2025 and as interim chief executive officer of the Company effective as of October 1, 2025.

(3)	Member of the Investment Committee

(4)	Member of the Compensation Committee.

(5)	Member of the Audit Committee.

(6)	Mr. Harris joined the Company as a part-time Chief Financial Officer in April 2021. On January 1, 2025, he joined the Company on a full-time basis.

(7)	Mr. McDonald joined the Company in January 2025 as Director of Operations. He was appointed as Chief Operating Officer on August 28, 2025.

(8)	Ms. Wald resigned as a director of the Company effective September 22, 2025, and as Chief Executive Officer of the Company effective October 1, 2025. The number of Common Shares held by Ms. Wald as disclosed in this Prospectus are as at October 1, 2025.

(9)	Mr. Adham resigned from the Company on February 3, 2025. The number of Common Shares held by Mr. Adham as disclosed in this Prospectus are as at February 3, 2025.

(10)	Mr. Guoga resigned from the Company on July 21, 2025. After his resignation, Mr. Guoga does not act as a strategic advisor to the Company and does not have any decision-making power in respect of the Company .

(11)	In addition to the Common Shares listed in the table above, Mr. Hubbard holds 103,750 Options, 10,347 Restricted Share Units and 562,500 Warrants.

(12)	In addition to the Common Shares listed in the table above, Mr. Berruga holds 56,250 Options and 15,176 and Restricted Share Units.

(13)	In addition to the Common Shares listed in the table above, Mr. Harris holds 10,000 Options and 11,788 Restricted Share Units.

(14)	In addition to the Common Shares listed in the table above, Mr. McDonald holds 297,011 Options and 14,538 Restricted Share Units.

(15)	In addition to the Common Shares listed in the table above, Mr. Matonis holds 13,310 Options and 9,727 Restricted Share Units.

(16)	In addition to the Common Shares listed in the table above, Mr. Kaplan holds 21,301 Options and 9,658 Restricted Share Units.

(17)	In addition to the Common Shares listed in the table above, Mr. Ho holds 128,687 Options and 15,176 Restricted Share Units.

(18)	In addition to the Common Shares listed in the table above, Mr. Chadda holds 72,680 Options and 19,864 Restricted Share Units.

(19)	In addition to the Common Shares listed in the table above, Mr. Calderón holds 31,250 Options and 11,727 Restricted Share Units.

(20)	In addition to the Common Shares listed in the table above, Mr. Guoga holds 16,937 Options.

As of the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, or controlled or directed, directly or indirectly, 1,276,129 Common Shares, representing 4.63% of the total issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders or Bankruptcies

Other than as set out below, no director or executive officer of the Company is, as at the date hereof, or has been, within the ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

Douglas Harris, the Company’s Chief Financial Officer also serves as interim Chief Financial Officer of HYLQ. While Mr. Harris was serving as Chief Financial Officer of HYLQ (then, Tony G Co-Investment Holdings Ltd.), on July 22, 2020, the Ontario Securities Commission issued a cease trade order against HYLQ for failure to file its annual financial statements and related management’s discussion and analysis and certificates for HYLQ’s fiscal year ended January 31, 2020 and for its three-month period ended April 30, 2020. HYLQ subsequently made the required filings and the cease trade order was revoked by the Ontario Securities Commission on September 9, 2020.

Personal Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date hereof, or has been, within the ten years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties and Sanctions

As at the date hereof, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter in accordance with the Business Corporations Act (Ontario). In appropriate cases, the Company will establish a special committee of independent non-executive directors to review a matter in which one or more directors or officers may have a conflict.

The Company notes that Douglas Harris, Chief Financial Officer of the Company, is also the interim Chief Financial Officer of HYLQ on a part-time basis. Mr Antanas Guoga, a significant shareholder and former director of the Company, is also a significant shareholder of HYLQ. The Company has not identified a conflict of interest to exist based on Mr. Harris’ involvement with the Company and HYLQ. The Company notes that it and HYLQ have operated in different industries and therefore there are no business opportunities which both would pursue resulting in a conflict. On June 17, 2025, Mr. Harris provided a letter to the Company’s board of directors identifying the procedures and controls he has put in place to address and mitigate any potential conflict of interest. The letter confirmed that Mr. Harris maintains strict confidentiality and separation of all company-specific information, records, and communications between the two organizations, that he acts solely in the best interests of each company within the scope of his respective roles, that he will recuse himself from any matters that may give rise to a material conflict of interest or involve intercompany transactions between the Company and HYLQ, and that he is fully prepared to comply with any additional direction from the boards or audit committees of either company regarding the management of any potential or perceived conflicts.

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any director or officer of the Company or a subsidiary of the Company, except that certain of the directors and officers serve as directors and officers of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

Related Party Disclosure

The Company’s related parties include its key management personnel, and any entity related to key management personnel that has transactions with the Company. Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly.

●	During the nine months ended June 30, 2025, the Company paid $15,293 (2024 - $90,000) for consulting services provided by former chairman and director (Aatanas Guoga). At June 30, 2025, there is $nil (2024 - $30,000) of accounts payable to this related party. During 2025, this individual provided a $25 million dollar credit facility to the Company, of which $16.2 million had been advanced as at June 30, 2025.
●	During the nine months ended June 30, 2025, the Company paid $8,000 (2024 - $nil) in directors fees to a director (Luis Berruga). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.
●	During the nine months ended June 30, 2025, the Company paid $18,000 (2024 - $15,000) in directors fees to a director (Rubsun Ho). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.
●	During the nine months ended June 30, 2025, the Company paid $18,000 (2024 - $nil) in directors fees to a director (Ungad Chadda). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

●	During the nine months ended June 30, 2025, the Company paid $42,463 (2024 - $62,641) for consulting services provided by former director and Chief Investment Officer (Mohammed Adham) until his resignation on January 30, 2025. At June 30, 2025, there is $nil (2024 - $2,641) of accounts payable to this related party.
●	During the nine months ended June 30, 2025, the Company paid $310,883 (2024 - $30,513) for consulting and director services provided by the former Chief Executive Officer (Leah Wald). At June 30, 2025, there is $nil (2024 - $20,513) of accounts payable to this related party.
●	During the nine months ended June 30, 2025, the Company paid $238,430 (2024 - $67,500) for consulting services provided by the Chief Financial Officer (Doug Harris). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.
●	During the nine months ended June 30, 2025, the Company paid $122,813 for consulting services provided by the Chief Technology Officer (Max Kaplan). At June 30, 2025, there is $nil of accounts payable to this related party. This individual was founder of OrangeFin Ventures.
●	During the nine months ended June 30, 2025, the Company paid $58,305 (2024 - $54,000) for consulting services provided by the Chief Economist (Jon Matonis). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.
●	During the nine months ended June 30, 2025, the Company paid $23,996 (2024 - $nil) in consulting services to the Operations Director (Andrew McDonald). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.
●	During the nine months ended June 30, 2025, $97,540 (2024 - $20,741) was charged for legal services by a firm (Irwin Lowy LLP) of which the corporate secretary of the Company is an associate (Carly Burk). At June 30, 2025, there is $nil of accounts payable to this related party (2024 - $6,560).

Convertible Note Facility

The Company entered into a convertible note facility on April 23, 2025 for US$500 million with an affiliate of ATW Partners Opportunities Management, LLC (the “Facility”), of which US$20 million was drawn as an initial tranche on May 1, 2025, with additional capacity of up to USD$480 million available in follow-on drawdowns, subject to certain conditions, including but not limited to: no default or event of default by the Company under the agreement, the continued accuracy of the representations and warranties made by the Company under the agreement, timely delivery of closing documents, approval of the CSE or other applicable exchange, the mutual agreement between the parties to proceed with a subsequent tranche, satisfactory legal and financial conditions, and written notice and mutual agreement to close a specified amount and timing for closing thereof. A copy of the definitive agreement has been filed under the Company’s profile on SEDAR+ and on EDGAR.

Validators

As at the date hereof, the Company operates four Solana validators.

Investment Strategy

Sol Strategies Inc. is a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem with a core focus on operating and scaling Solana validators. If the Company changes its investment strategy in the future such that it proposes to invest more than 10% of its assets in crypto assets other than those that, in accordance with section 2.3(1.3) of National Instrument 81-102 - Investment Funds, are fungible and either (a) trade on an exchange recognized by a securities regulatory authority in a jurisdiction of Canada, or (b) are the underlying interest of a specified derivative that trades on an exchange recognized by a securities regulatory authority in a jurisdiction of Canada, before implementing such a proposed change the Company will file an amendment to the Prospectus and seek approval from a majority of shareholders.

Security Interests over Issuer Assets

There is no security interest over any of the Issuer’s assets other than in respect of a BMO corporate credit card, up to $20,000.

CONSOLIDATED CAPITALIZATION

There have not been any material changes in the share and loan capitalization of the Company since the date of the Interim Financial Statements, which are incorporated by reference in this Prospectus. As at June 30, 2025, there were a total of 173,772,836 Common Shares issued and outstanding and as of November 11, 2025, there were a total of 27,570,801 Common Shares issued and outstanding, the decrease in issued and outstanding Common Shares between those dates being principally the result of the Consolidation.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the Company’s share and loan capitalization that will result from the issuance of Securities pursuant to such Prospectus Supplement.

PLAN OF DISTRIBUTION

General

The Company may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more purchasers through applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Company and, to the extent applicable, any fees, discounts, concessions or any other compensation payable to underwriters, dealers or agents and any other material terms. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the CSE. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Any offering of Debt Securities, Subscription Receipts, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Warrants or Units will not be listed on any securities exchange. See “Risk Factors”. Certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities.

In connection with any offering of the Securities the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the overallocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

The Securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and, subject to certain exceptions, may not be offered or sold or otherwise transferred or disposed of, directly or indirectly, to, or for the account or benefit of, persons in the United States or “U.S. Persons” (as such term is defined in Regulation S under the U.S. Securities Act) absent registration under the U.S. Securities Act and all applicable state securities laws, or pursuant to applicable exemption therefrom.

Secondary Offering

Securities may be sold under this Prospectus by way of a secondary offering by or for the account of Selling Securityholders; however, no such sale of securities will compose any at-the-market distribution which may be offered pursuant to a prospectus supplement to this Prospectus.

This prospectus may also, from time to time, relate to the offering of Common Shares by certain Selling Securityholders.

Common Shares may be sold by the Selling Securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in any transaction permitted pursuant to applicable law. The Selling Securityholders may, from time to time, sell, transfer or otherwise dispose of any or all of their Common Shares included for public offering in this prospectus on Nasdaq, the CSE or any stock exchange, market or trading facility on which the Common Shares are listed or quoted or in private transactions. The Selling Securityholders may sell all or a portion of Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, dealers or agents. If Common Shares are sold through underwriters or dealers, the Selling Securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

If the Selling Securityholders effect such transactions by selling Common Shares to or through underwriters, dealers or agents, such underwriters, dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, dealers or agents may be in excess of those customary in the types of transactions involved).

The Selling Securityholders may pledge or grant a security interest in some or all of the Common Shares owned by them, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell Common Shares from time to time pursuant to this prospectus or any prospectus supplement filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this Prospectus. The Selling Securityholders also may transfer and donate Common Shares in other circumstances in which case the transferees, donees, pledgees or other successor in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Securityholders and any underwriter, agent or dealer participating in the distribution of Common Shares may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such underwriter, agent or dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of Common Shares is made, a prospectus supplement, if required, will be distributed which will identify the Selling Securityholders and provide the other information set forth under “Selling Securityholders”, set forth the aggregate amount of Common Shares being offered and the terms of the offering, including the name or names of any dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or re-allowed or paid to dealers.

There can be no assurance that any Selling Securityholder will sell any or all of Common Shares referred to in this Prospectus. The Selling Securityholders may also sell any or all of their Common Shares under Rule 144 or Rule 904 under the U.S. Securities Act, in each case, if available, rather than under this Prospectus.

The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the U.S. Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the U.S. Exchange Act, which may limit the timing of purchases and sales of any Common Shares by the Selling Securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of Common Shares to engage in market-making activities with respect to Common Shares. All of the foregoing may affect the marketability of Common Shares and the ability of any person or entity to engage in market-making activities with respect to Common Shares.

Once sold under the Company’s Registration Statement, of which this Prospectus forms a part, Common Shares will be freely tradable in the hands of persons other than our affiliates.

EARNINGS COVERAGE RATIO

If we offer debt securities having a term to maturity in excess of one year under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF COMMON SHARES

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat. Each Common Share entitles its holder to one vote. The holders of Common Shares are entitled to receive, on a pro rata basis, such dividends as the Company’s board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of the assets of the Company, such holders are entitled to receive, on a pro rata basis, all of the assets of the Company remaining after payment of all of the Company’s liabilities. The Common Shares carry no pre-emptive, conversion, redemption or retraction rights. The Common Shares carry no other special rights and restrictions other than as described herein.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of Debt Securities that may be issued hereunder and is not intended to be complete. The Debt Securities may be offered separately or together with other Securities, as the case may be. The specific terms of Debt Securities, including the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement.

The Debt Securities will be direct obligations of the Company. The Debt Securities will be issued in series under one or more trust indentures to be entered into between the Company and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee. Each such trust indenture, as supplemented or amended from time to time, will set out the terms of the applicable series of Debt Securities. The statements in this Prospectus relating to any trust indenture and the Debt Securities to be issued under it are summaries of anticipated provisions of an applicable trust indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such trust indenture, as applicable.

Each trust indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. Any Prospectus Supplement for Debt Securities will contain the terms and other information with respect to the Debt Securities being offered, including (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities (including, without limitation, whether such debt is senior or subordinated indebtedness), (ii) the currency for which the Debt Securities may be purchased and the currency in which the principal and any interest is payable, (iii) the percentage of the principal amount at which such Debt Securities will be issued, (iv) the date or dates on which such Debt Securities will mature, (v) the rate or rates at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any), (vi) the dates on which any such interest will be payable and the record dates for such payments, (vii) any redemption term or terms under which such Debt Securities may be defeased, (viii) any exchange or conversion terms, and (ix) any other specific terms. Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment. To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. Subscription Receipts may be issued at various times which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Debt Securities, Warrants, Units or any combination thereof. The Subscription Receipts may be offered separately or together with other Securities, as the case may be. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.

The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable Subscription Receipt Agreement. You should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. A copy of any Subscription Receipt Agreement relating to an offering of Subscription Receipts will be filed by the Company with the securities regulatory authorities in applicable Canadian offering jurisdictions after the Company has entered into it.

The particular terms of each issue of Subscription Receipts will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of such Subscription Receipts being offered;
•	the price at which such Subscription Receipts will be offered;
•	the designation, number and terms of the Common Shares, Debt Securities, Warrants, Units or any combination thereof to be received by the holders of such Subscription Receipts upon satisfaction of the Release Conditions (as defined below), and any procedures that will result in the adjustment of those numbers;
•	the conditions (the “Release Conditions”) that must be met for holders of such Subscription Receipts to receive, for no additional consideration, Common Shares, Debt Securities, Warrants, Units or any combination thereof;
•	the procedures for the issuance and delivery of the Common Shares, Debt Securities, Warrants, Units or any combination thereof to holders of such Subscription Receipts upon satisfaction of the Release Conditions;
•	whether any payments will be made to holders of such Subscription Receipts upon delivery of the Common Shares, Debt Securities, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;
•	the identity of the Escrow Agent;
•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;
•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;
•	if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;
•	procedures for the refund by the Escrow Agent to holders of such Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;
•	any contractual right of rescission to be granted to initial purchasers of such Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;
•	any entitlement of the Company to purchase such Subscription Receipts in the open market by private agreement or otherwise;
•	if the Subscription Receipts are issued as a Unit with another Security, the date, if any, on and after which the Subscription Receipts and the other Security will be separately transferable;
•	whether the Company will issue such Subscription Receipts as global securities and, if so, the identity of the depository for the global securities;
•	whether the Company will issue such Subscription Receipts as bearer securities, as registered securities or both;
•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of such Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Debt Securities, Warrants, Units or other securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;
•	whether the Company will apply to list such Subscription Receipts on any exchange;
•	material United States and Canadian federal income tax consequences of owning such Subscription Receipts; and
•	any other material terms or conditions of such Subscription Receipts.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of Subscription Receipts will not be, and will not have the rights of, shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Debt Securities, Warrants, Units or a combination thereof on exchange or conversion of their Subscription Receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that the Company may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF WARRANTS

The following description sets forth certain general terms and provisions of Warrants for the purchase of Common Shares, Units or Debt Securities that may be issued hereunder and is not intended to be complete. The Warrants may be offered separately or together with other Securities, as the case may be. Warrants may be issued at various times under one or more warrant indenture to be entered into by the Company and one or more banks or trust companies acting as warrant agent.

The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable warrant indenture. You should refer to the warrant indenture relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture relating to an offering of Warrants will be filed by the Company with the securities regulatory authorities in applicable Canadian offering jurisdictions after the Company has entered into it.

The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of Warrants;
•	the price at which the Warrants will be offered;
•	the designation, number and terms of the Common Shares, Units or Debt Securities, as applicable, purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;
•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;
•	the exercise price of the Warrants;
•	if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;
•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrant;
•	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;
•	provisions as to modification, amendment or variation of the warrant indenture or any rights or terms of such Warrants, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Units, Debt Securities or other securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;
•	material United States and Canadian federal income tax consequences of owning the Warrants; and
•	any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants. The Company may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

DESCRIPTION OF UNITS

The following description sets forth certain general terms and provisions of the Units that may be issued hereunder and is not intended to be complete. Units may be issued at various times comprising any combination of the other Securities described in this Prospectus. Each Unit will be issued so that the holder of such Unit is also the holder of each Security composing such Unit. Therefore, the holder of a Unit will have the rights and obligations of a holder of each included Security (except in some cases where the right to transfer an included Security of a Unit may not occur without the transfer of the other included security comprising part of such Unit). The Units may be offered separately or together with other Securities, as the case may be.

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of Units;
•	the price at which the Units will be offered;
•	the designation and terms of the Units and the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;
•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;
•	the material United States and Canadian federal income tax consequences of owning the Units, including how the purchase price paid will be allocated among the Securities comprising the Units; and
•	whether the Units will be issued in fully registered or global form.

PRIOR SALES

Information in respect of Common Shares issued by the Company within the previous 12-month period, and in respect of securities that are convertible or exchangeable into Common shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

Unless we otherwise indicate in a Prospectus Supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of our Securities for general corporate and working capital requirements, including, but not limited to, adding Solana to the Company’s treasury, funding the expansion of the business and/or ongoing operations, repayment of indebtedness outstanding, completing future acquisitions or for other corporate purposes as set forth in the prospectus supplement relating to the offering of the Securities. The Company confirms that it has not identified any potential acquisitions as of the date hereof. The Company will not receive any proceeds from the sale of Securities by any Selling Securityholder.

More detailed information regarding the use of proceeds from the sale of Securities, including any determinable milestones at the applicable time, will be described in a Prospectus Supplement. We may also, from time to time, issue securities otherwise than pursuant to a Prospectus Supplement to this Prospectus. Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriting dealers or agents as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement. See “Risk Factors – Discretion in the Use of Proceeds”.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on (i) the CSE under the symbol “HODL” and; (ii) the OTCQB Market under the symbol “CYFRF”. Information in respect of trading price and volume of the Common Shares during the previous 12-month period will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of applicable Securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax consideration.

RISK FACTORS

An investment in the Securities involves risks. Prospective investors should carefully consider the risks described in the sections entitled “Risk Factors” in any Prospectus Supplement and those set forth in documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, as well as other information in this Prospectus and any applicable Prospectus Supplement, before purchasing any of the Securities. Each of the risks described in these sections and documents could materially and adversely affect the business, financial condition, results of operations and prospects of the Company, and could result in a loss of investment. Additional risks and uncertainties not known to the Company or that the Company currently deems immaterial may also impair the Company’s business, financial condition, results of operations and prospects.

Safeguarding of Digital Assets

As described in the AIF, the Company retains Coinbase Custody Trust Company, LLC (“Coinbase”) as its only third-party custodian. The Company holds its Solana, Bitcoin and other cryptocurrency assets in segregated, secured storage wallets maintained by Coinbase. Further to the Company’s disclosure in the AIF, the Company notes that its cryptocurrency assets held in custody with Coinbase may not be recoverable in the event of bankruptcy by Coinbase, or their affiliates. In Coinbase’s quarterly report, on Form 10-Q, filed with the U.S. Securities Exchange Commission on July 31, 2025, Coinbase disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the cryptocurrency assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

Discretion over use of proceeds

Management will have broad discretion concerning the use of the net proceeds from the offering of any Securities, as well as the timing of their expenditures. Depending on a number of factors, the intended use of proceeds from the offering of any Securities may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the offering of any Securities. Management may use the net proceeds from the offering of any Securities in ways that an investor may not consider desirable if they believe it would be in the best interests of the Company to do so. The results and the effectiveness of the application of proceeds from an offering of any Securities are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer.

No Market for the Securities

There is currently no trading market for any Debt Securities, Subscription Receipts, Warrants or Units that may be offered. No assurance can be given that an active or liquid trading market for these securities will develop or be sustained. If an active or liquid market for these securities fails to develop or be sustained, the prices at which these securities trade may be adversely affected. Whether or not these securities will trade at lower prices depends on many factors, including liquidity of these securities, prevailing interest rates and the markets for similar securities, the market price of the Company, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

Risks Associated with Future Acquisitions

The Company intends to continue to acquire additional businesses. Acquisitions involve a number of special risks, including diversion of management’s attention, failure to retain key acquired personnel, unanticipated events or circumstances, and legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations, prospects and financial condition. In addition, there can be no assurance that the Company can complete any acquisition it pursues on favourable terms, that any acquired businesses, products or technologies will achieve anticipated revenues and income, that any acquired businesses will be successfully integrated without significant use of the Company’s resources and management’s attention, or at all, or that any acquisitions completed will ultimately benefit the business. Furthermore, the potential funding of any such future acquisitions could require diversion of revenue or securing of debt or equity financings by the Company which could, in turn, result in a potentially dilutive issuance of equity securities. If a strategy of growth through acquisition is pursued, the failure of the Company to successfully manage this strategy could have a material adverse effect on the Company’s business, results of operations, prospects and financial condition. Dilution from exercise of outstanding Options or warrants

The Company has outstanding stock options (the “Options”) and warrants representing a right to receive Common Shares on the due exercise thereof. The exercise of Options and warrants and the subsequent resale of such Common Shares in the public market, could adversely affect the prevailing market price of the Common Shares and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares or may grant share purchase warrants and the Company is expected to grant additional Options, restricted share units, performance share units and deferred share units. Any Common Share issuances will result in immediate dilution to existing shareholders’ percentage interest in the Company.

Liquidity of Common Shares

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the CSE or achieve listing on any other exchange.

Effect of changes in interest rates on debt securities

Prevailing interest rates will affect the market price or value of any debt securities. The market price or value of any debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Effect of fluctuations in foreign currency markets on debt securities

Debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable Prospectus Supplement.

The Company may be unable to obtain additional financing on acceptable terms or at all

The Company currently has sufficient non-contingent financial resources to fund operations indefinitely, assuming market conditions are maintained. Nonetheless, the continued development of the Company may require additional financing. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of the Company's business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. The Company may require additional financing to fund its operations until positive cash flow is achieved.

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors

The Company is a “foreign private issuer” under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation Fair Disclosure (“Regulation FD”), which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act. In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company

In order to maintain its status as a foreign private issuer, a majority of the Company’s Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use MJDS. If the Company is not a foreign private issuer, it would not be eligible to use MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and would be required to file financial statements prepared in accordance with United States GAAP. In addition, the Company may lose the ability to rely upon exemptions from corporate governance requirements of U.S. securities exchanges that are available to foreign private issuers.

The Company relies upon certain accommodations available to it as an “emerging growth company”

The Company is an “emerging growth company” as defined in Section 3(a) of the U.S. Exchange Act, and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the U.S. Exchange Act. The Company will qualify as a “large accelerated filer” (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more. For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company’s business, financial condition and results of operations.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated May 23, 2025, the Company was granted a permanent exemption from the requirement prescribed by the Securities Act (Québec) and by NI 44-101 to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to an “at-the-market distribution”. This exemption was granted on the condition that this Prospectus, any Prospectus Supplement, and the documents incorporated by reference therein be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.

PROMOTERS

The Company has no promoters.

LEGAL MATTERS

Certain legal matters related to our Securities offered by this Prospectus will be passed upon on our behalf by Fasken Martineau DuMoulin LLP, with respect to matters of Canadian law, and by Troutman Pepper Locke LLP, with respect to U.S. law. As of the date hereof, Fasken Martineau DuMoulin LLP, as a group, beneficially owns, directly or indirectly, less than 1% of the outstanding Securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditor is Davidson & Company LLP, an independent registered public accounting firm, located at 1200 – 609 Granville Street, PO Box 10372, Pacific Centre, Vancouver, British Columbia, Canada V7Y 1G6. Davidson & Company LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and under all relevant U.S. professional and regulatory standards, including PCAOB Rule 3520.

The transfer agent and registrar of the Company is TSX Trust Company (“TSX Trust”), at its principal offices located at Suite 301, 100 Adelaide St. West, Toronto, Ontario, M5H 4H1.

AGENT FOR SERVICE OF PROCESS

Jon Matonis, Michael Hubbard, Max Kaplan, Luis Berruga and José Manuel Calderón (the “Non-Resident Persons”) are each directors and/or officers of the Company who reside outside of Canada. Each of the Non-Resident Persons has appointed the Company as their agent for service of process. The Company’s address for service of process is Suite 401, 217 Queen Street West, Toronto, Ontario, M5V 0R2, Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a “foreign private issuer” (under U.S. securities laws), the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers and directors are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. In addition, the Company is not required to publish financial statements as promptly as U.S. companies. Furthermore, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead.

Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov. The Company’s Canadian public disclosure is available on SEDAR+ and can be viewed at www.sedarplus.ca under the Company’s issuer profile. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR+ or EDGAR are neither incorporated in nor part of this Prospectus.

ENFORCEMENT OF CIVIL LIABILITIES

The Company is organized under the laws of Ontario, Canada and its principal place of business is outside the United States. The majority of the directors and officers of the Company and the experts named herein are resident outside of the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed C T Corporation System, with an address at 28 Liberty Street, New York, New York 10005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of Securities under the Registration Statement.